EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

THE CAPITAL GROUP COMPANIES, INC.'S HOLDINGS OF TOTAL VOTES OF METSO BELOW 5 PER CENT

(Helsinki, Finland, April 24, 2001) – With reference to Section 2, paragraph 9 of the Finnish Securities Market Act and the relevant decision of the Finnish Ministry of Finance, Metso Corporation (NYSE: MX; HEX: MEO) has been informed that the holding of the funds managed by The Capital Group Companies, Inc. (taxpayer I.D. 86-0206507) has decresed below 5 per cent of the voting rights of Metso Corporation on April 17, 2002. These voting rights were as follows:

Capital International Limited 0.02 %
Capital Guardian Trust Company 0.02 %
Capital International, S.A. 0.00 %
Capital Research and Management Company 4.93 %

The funds managed by The Capital Group Companies, Inc. owned Metso's shares on April 17, 2002 as follows

Capital International Limited 0.02 %
Capital Guardian Trust Company 0.03 %
Capital International, S.A. 0.00 %
Capital Research and Management Company 6.24 %

The holding amounts to 6.29 per cent of the paid up share capital and to 4.97 per cent of the total votes of Metso Corporation.

Metso Corporation is a global supplier of process industry machinery and systems. Metso's core businesses are divided between Metso Paper (fiber and paper technology), Metso Minerals (rock and mineral processing) and Metso Automation (automation and control technology). In 2000, the net sales of Metso Corporation were EUR 3.9 billion, and the personnel totaled approximately 22,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2002

METSO CORPORATION

By: ______________________

Pekka Höltta
Senior Vice President and
Corporate Treasurer

By: ______________________

Harri Luoto
Senior Vice President and
General Counsel